UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

PEACE ARCH ENTERTAINMENT GROUP INC.

407-124 Merton Street

Toronto, Ontario

M4S 2Z2

Telephone: (416) 487-0377

Item 2.

Date of Material Change

December 27, 2006

Item 3.

Press Release

A press release was issued in Toronto, Ontario on December 29, 2006 by Filing Services Canada under section 7.1 of National Instrument 51-102 re: publication of material change.

Item 4.

Summary of Material Change

On December 27, 2006 Peace Arch Entertainment Group Inc. (“Peace Arch”) completed its acquisition of Castle Hill Productions, Inc., and Dream LLC (“Dream/CHP”), with an effective date of December 21, 2006, under which Peace Arch acquired over 500 motion pictures from the film library of Dream/CHP, one of the largest independent film libraries in the world. The transaction comprised of approximately 10% stock and 90% cash. The cash component was satisfied by two financial institutions.

Item 5.

Full Description of Material Change

See Schedule “A” attached hereto.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Mara Di Pasquale, Chief Financial Officer, (416) 487-0377 Ext. 222.

Item 9.

Date of Report

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 2nd day of January, 2007.

Schedule “A”

Peace Arch® Entertainment Completes Milestone Acquisition of Castle Hill Productions and Dream LLC Film Companies

Acquisition Strengthens Peace Arch with Valuable 500-Title Library of Classic and Contemporary Films and Established U.S. Distribution and Licensing Operation

TORONTO -- December 29, 2006 -- Peace Arch® Entertainment Group Inc. (AMEX: PAE – News); (Toronto: PAE.TO - News), an innovative film and television entertainment company, has completed the acquisition of independent film companies Castle Hill Productions and Dream LLC in a key strategic transaction highlighted by inclusion of one of the world’s largest independent libraries of award-winning classic and modern motion pictures.

The acquisition of Dream/CHP, along with certain of their affiliated companies, also brings to Peace Arch a proven U.S. distribution and licensing operation and an experienced executive team.

The Dream/CHP library of 500 film titles represents one of the largest independent film libraries in the world, containing both classic as well as more contemporary motion pictures that Peace Arch will use to build revenue growth through US and worldwide distribution.

Also under the transaction, Dream/CHP President Mark Balsam will join Peace Arch as head of US distribution to bolster Peace Arch’s existing US distribution operations.

“The addition of these assets should greatly increase Peace Arch's revenue base, bring critical mass to our worldwide sales operation, enhance our existing library value and provide a steady source of future earnings and cash flow,” said Gary Howsam, Chief Executive Officer of Peace Arch Entertainment. “We also believe that the addition of accomplished entertainment industry veteran Mark Balsam will enhance all of these new opportunities.”

The purchase was a combined cash and stock transaction valued at approximately USD$9.5 million inclusive of closing costs.  The transaction comprised approximately 10% stock and 90% cash.  The cash component was satisfied via credit facilities provided by Imperial Capital Bank Entertainment Finance and Canadian Imperial Bank of Commerce.

“Peace Arch has now gained some very significant assets that we believe will add substantial value for our company and our shareholders,” added Mr. Howsam. “Included in those assets is a proven North American sales operation, greater management depth and a film library with considerable rights available for immediate licensing through our existing Canadian and international distribution operations. All of these assets provide significant support to our developing internet distribution activities.”

Among the many award-winning and classic film titles in the Castle Hill/Dream libraries are “Glengarry Glen Ross,” The Marx Brothers’ “A Night In Casablanca,” Bruce Bereford's “Breaker Morant,” John Sayle's “Matewan,” and two Jack Nicholson-starring films “The Shooting” and “Ride In The Whirlwind.” Additionally, the extensive library includes Academy Award®-winning films, “Get Out Your Handkerchiefs” and “The Official Story.”

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

     Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 450-1711

     Email Contact

    or

     Financial Communications

     Trilogy Capital Partners

     Paul Karon

     (800) 592-6067

     Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 2, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.